SEC MAIL PROCESSING RECEIVED FEB 24 2006 WASH, D.C. 209 SECTION

SECURITI ... N

06003154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007-4806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber Howes — 269-341-4835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegfried Crandall P.C.
(Name – *if individual, state last, first, middle name*)

246 E. Kilgore Road	Kalamazoo	MI	49002
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 21 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/20/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

OATH OR AFFIRMATION

I, Amber S. Howes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice President

Title

2-15-06

Notary Public

expires 1-23-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

Years ended December 31, 2005 and 2004

SiegfriedCrandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

INDEPENDENT AUDITORS' REPORT

Board of Directors
Burnham & Flower Financial, Inc.

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The information contained in the accompanying schedule, on page 12, is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2005 basic financial statements taken as a whole.

Siegfried Crandall P.C.

February 16, 2006

FINANCIAL STATEMENTS

Burnham & Flower Financial, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 22,568	$ 28,154
Commissions receivable	6,491	5,970
Prepaid items	3,855	3,876
Deposits	484	944
TOTAL ASSETS	$ 33,398	$ 38,944
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 679	$ 354
Other accrued expenses	1,085	2,750
Total liabilities	1,764	3,104
Stockholders' equity:		
Common stock (no par value, 60,000 shares authorized, 6,000 and 7,500 shares, respectively, issued and outstanding)	6,000	7,500
Retained earnings	25,634	28,340
Total stockholders' equity	31,634	35,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,398	$ 38,944

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF INCOME

Years ended December 31, 2005 and 2004

	2005	2004
COMMISSION INCOME	$ 327,441	$ 257,489
EXPENSES:		
Commission expense	9,905	7,045
Regulatory fees	7,343	3,608
Legal and accounting	7,117	19,150
Insurance	6,563	5,234
Michigan Single Business Tax	2,441	3,750
Education	878	805
Other costs and expenses	-	49
Total expenses	34,247	39,641
NET INCOME	$ 293,194	$ 217,848

See accompanying notes

Burnham & Flower Financial, Inc.
CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2005 and 2004

	Common stock		*Retained*	*Total stockholders'*
	Shares	*Amount*	*earnings*	*equity*
Balance, January 1, 2004	7,500	$ 7,500	$ 20,992	$ 28,492
Net income	-	-	217,848	217,848
Distributions	-	-	(210,500)	(210,500)
Balance, December 31, 2004	7,500	7,500	28,340	35,840
Net income	-	-	293,194	293,194
Stock redemption	(1,500)	(1,500)	(38,500)	(40,000)
Distributions	-	-	(257,400)	(257,400)
Balance, December 31, 2005	6,000	$ 6,000	$ 25,634	$ 31,634

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions received	$ 326,920	$ 255,860
Payments to vendors and suppliers	(35,106)	(37,933)
Net cash provided by operating activities	291,814	217,927
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to owners	(257,400)	(210,500)
Stock redemption	(40,000)	-
Net cash used in financing activities	(297,400)	(210,500)
NET INCREASE (DECREASE) IN CASH	(5,586)	7,427
CASH - BEGINNING	28,154	20,727
CASH - ENDING	$ 22,568	$ 28,154

	2005	2004
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 293,194	$ 217,848
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	(521)	(1,629)
Prepaid expenses	21	5
Deposits	460	60
Increase (decrease) in:		
Commissions payable	325	(356)
Other accrued expenses	(1,665)	1,999
Net cash provided by operating activities	$ 291,814	$ 217,927

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

a) Organization and nature of operations:
The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company receives commission revenue from a revenue sharing arrangement with Harbour Investments, Inc. The Company is a Michigan Corporation and is a member of a group of entities under common control.

b) Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

c) Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

d) Income taxes:
There is no provision for income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation whereby corporate income is taxed to its stockholders.

e) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE:

The Company's share of certain common general and administrative costs, such as occupancy and personnel support, are borne by other members of the controlled group. Currently, there is no intention to charge such costs to the Company.

Nearly all of the Company's commission revenue is derived from individuals who are related to customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $24,554, which was $19,554 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.005 to 1. Net capital, as disclosed above, did not differ materially from the amount shown in Part II of Form X-17A-5.

NOTE 4 - COMMISSION REVENUE:

Commission revenue was derived from the following sources at December 31:

	2005	*2004*
Variable annuities	$ 197,051	$ 134,651
Mutual funds	49,916	53,348
Group annuities	46,807	36,693
Fixed annuities	32,377	31,506
Other	1,290	1,291
	$ 327,441	$ 257,489

NOTE 5 - ANTICIPATED CAPITAL DISTRIBUTIONS:

The Company expects to make capital distributions before June 30, 2006, of $8,000.

SUPPLEMENTARY INFORMATION

Burnham & Flower Financial, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	31,634
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - fixed insurance		(2,741)
Prepaid expenses and deposits		(4,339)
Net capital	$	24,554
AGGREGATE INDEBTEDNESS		
Other accounts payable and accrued expenses	$	1,764
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	118
Excess net capital at 1,500 percent	$	19,554
Excess net capital at 1,000 percent	$	24,378
Ratio: Aggregate indebtedness to net capital		.005 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	24,553
Rounding		1
Net capital per above	$	24,554

The Company has not made an election to compute the alternative net capital requirement.

SiegfriedCrandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

REPORT ON INTERNAL CONTROL

Board of Directors
Burnham & Flower Financial, Inc.:

In planning and performing our audit of the financial statements of Burnham & Flower Financial, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Siegfried Crandall P.C.

February 16, 2006